Freedom Financial Group, Inc.
Management Compensation Plan
Calendar 2008 and Calendar 2009

Freedom Financial Group, Inc., a Delaware Corporation, hereby enters into the following Agreement ("Agreement") with Mr. Jerald L. Fenstermaker, President, Mr. Thomas M. Holgate, Sr. Vice President, and Mr. J. Kevin Maxwell, CFO, effective April 21, 2008.

Whereas, Messrs Fenstermaker, Holgate and Maxwell constitute the key management executives of the Company; and,

Whereas, the company desires to provide performance based incentives to such management personnel,

Now Therefore, the parties agrees as follows:

1.  The following table of incentives shall be adopted, subject to the limitations set forth herein:

Name	Cash Bonus 2008	Stock Grant 2008

Jerry Fenstermaker	$37,000	200,000 Shs
Tom Holgate	$26,000	100,000 Shs
Kevin Maxwell	$18,600	100,000 Shs

2.  The Cash Bonus is payable if, and only if, the Company achieves 115% of the Operating Income indicated in the Operating Budget adopted February 21, 2008. Further, in no event shall the payment of any proposed bonuses cause the Company's Operating Income, as determined by its independent auditors, to fall below $5,000. Should the proposed bonuses, if paid, cause the Operating Income to fall below said $5,000, the such bonuses shall be reduced and prorated as among the parties so that the Company does have positive Operating Income for the year.

3.  The stock is granted effective April 21, 2008, and is considered vested subject to forfeiture. If the Company does not achieve the full year's Operating Income (including the disposal of TCG, should such sale occur in 2008) for the Calendar year 2008, then one half of the stock shall be forfeited. The determination of whether or not the goal has been met shall be determined by the Company's independent auditors. The effective date of the forfeiture shall be December 31, 2008 if there is a forfeiture.

4.  If the Company does not achieve the full year's Operating Income (including the disposal of TCG, should such event occur in 2009) for the Calendar year 2009, then one half of the stock shall be forfeited. The determination of whether or not the goal has been met shall be determined by the Company's independent auditors. The effective date of the forfeiture shall be December 31, 2009 if there is a forfeiture.

5.  The Stock Certificates issued to represent the shares granted above shall contain an appropriate legend indicating that the shares are restricted by contract and further that any resale thereof is limited by relevant securities laws.

6.  If the inclusion of the expense of the Stock Grant would cause the Company's net income to fall below $5,000, then such stock grant shall be reduced, proportionately among the parties, so that the Company's net income does not fall below such amount.

7.  In the event that abatement or forfeiture may be required with respect to both the cash bonuses and the stock grants, then the cash bonuses shall abate in full first, and the stock grants shall forfeit or not thereafter.

8.  If the Company has completed the adoption of a §401(k) plan by the end of the relevant year, then any base contributions or matching contributions to which the Company is committed shall be deducted from income prior to consideration of any bonuses under this Agreement.

9.  If the Company has adopted a Stock bonus, grant or option plan prior to the end of the relevant year, then the cost to the Company of any such expenses under such plan shall be deducted from income prior to consideration of any bonuses under this Agreement.

10.  Nothing contained in this agreement shall prevent a Member of Management from participating in a §401(k) or in a stock bonus or grant or option plans, to the extent permitted under the terms of such other Plans.

11.  By his signature below on a counterpart of this Agreement, dated within the month of April 2008, each Member of Management subject to this Agreement acknowledges the terms and conditions hereof, and agrees to be bound by those terms.

________________________	________________________	________________________
Jerald L. Fenstermaker	Thomas M. Holgate	J. Kevin Maxwell

Date:____________________	Date:____________________	Date:____________________